OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.      )*

VISIJET, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

732462205

(Cusip Number)

Mr. Lance T. Doherty
22140 Alta Dr.
Topanga, CA 90290
(949) 837-0831

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Lance T. Doherty		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,706,037

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,706,037

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,706,037

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.6%

14.	Type of Reporting Person (See Instructions): IN

STATEMENT PURSUANT TO RULE 13d-1
OF THE
GENERAL RULES AND REGULATIONS
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of VisiJet, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 188 Technology, Suite D, Irvine, California 92618.

Item 2. Identity and Background

     This Schedule 13D is being filed by Lance T. Doherty, an individual and citizen of the United States. Mr. Doherty is President and Chief Executive Officer of SurgiJet, Inc. and DentaJet, Inc. His principal place of business is 9342 Jeronimo Road, Irvine, California 92618.

     During the last five years, Mr. Doherty has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On February 14, 2003, in a merger of VisiJet, Inc., a California corporation (“VisiJet California”), with and into the Issuer, Mr. Doherty exchanged all of his shares of common stock of VisiJet California for 4,077,206 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

     The subject shares of Common Stock directly or indirectly acquired are held by Mr. Doherty for investment purposes. Mr. Doherty has no plan or proposal relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Doherty reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. In addition, depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Mr. Doherty may, in his sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to applicable laws, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

     (a)  As of the date on which this Schedule 13D was signed, Mr. Doherty beneficially owns 3,908,776 shares of Common Stock of the Issuer and warrants for the purchase of 797,261 additional shares of Common Stock of the Issuer, constituting 23.6% of the issued and outstanding shares of Common Stock of the Issuer, based on 19,134,412 shares reported outstanding as of May 4, 2003 by the Issuer on Form 10-QSB for

the quarter ended March 31, 2003, plus the warrants held by the Mr. Doherty for the issuance of the additional 797,261 shares.

     (b)  Mr. Doherty has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of 4,706,037 shares of Common Stock of the Issuer.

     (c)  During the 60 days preceding the date of this Schedule 13D, Mr. Doherty consummated the following transactions for the sale of shares of Common Stock of the Issuer:

(1)	4,000 shares sold on June 13, 2003 at $1.31 per share in an open market transaction

(2)	1,900 shares sold on June 19, 2003 at $1.30 per share in an open market transaction

(3)	3,000 shares sold on June 27, 2003 at $1.10 per share in an open market transaction

(4)	3,100 shares sold on July 8, 2003 at $1.30 per share in an open market transaction

(5)	10,000 shares sold on July 11, 2003 at $1.30 per share in a private placement

(6)	530 shares sold on July 14, 2003 at $1.30 per share in an open market transaction

(7)	50,000 shares sold on July 22, 2003 at $1.00 per share in a private placement

(8)	4,470 shares sold on July 23, 2003 at $1.15 per share in an open market transaction

(9)	90,900 shares sold on July 23, 2003 at $1.00 per share in a private placement

(10)	530 shares sold on July 24, 2003 at $1.15 per share in an open market transaction

     (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Doherty has entered into a Lock-Up Agreement with the Issuer, pursuant to which he has agreed not to sell dispose of Common Stock of the Issuer for a period of two years commencing February 14, 2003, provided that Mr. Doherty is permitted to dispose of a percentage of his shares of Common Stock, as follows:

(a)	10% after May 15, 2003

(b)	an additional 3.33% after August 13, 2003

(c)	an additional 3.33 after November 11, 2003

(d)	an additional 3.33 after February 14, 2004

(e)	an additional 20% after May 15, 2004

(f)	an additional 20% after August 13, 2004

(g)	an additional 20% after November 11, 2004

Item 7. Material to be filed as Exhibits.

     1.     Lock-Up Agreement between Lance T. Doherty and the Issuer

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2003

/s/ Lance T. Doherty

LANCE T. DOHERTY